Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S. C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of 8x8, Inc. (the "Company") for the period ended June 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel Weirich, Chief Financial Officer, President and Secretary of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DANIEL WEIRICH

Daniel Weirich
Chief Financial Officer, President and Secretary

July 30, 2010

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, or otherwise required, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.